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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549




                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                                Amendment No. 2



                           HUGOTON ENERGY CORPORATION
                                (Name of Issuer)




                                  Common Stock
                         (Title of Class of Securities)




                                  444613 10 3
                                 (Cusip Number)




         Check the following box if a fee is being paid with this statement [ ].





                               Page 1 of 5 Pages
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CUSIP No.:  444613 10 3                                             COVER PAGE

--------------------------------------------------------------------------------

1. Name of Reporting Person and S.S. or I.R.S. Identification Number of Above Person:

         Floyd C. Wilson                   S.S. No. ###-##-####
--------------------------------------------------------------------------------
2.       Check the Appropriate Row if a Member of a Group (See Instructions):
         (a)  [  ]
         (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
Number
of Shares        5.       Sole Voting Power:                3,989,100
Beneficially
Owned by                  ------------------------------------------------------
Each             6.       Shared Voting Power:                425,626
Reporting                 ------------------------------------------------------
Person           7.       Sole Dispositive Power:           3,989,100
With                      ------------------------------------------------------
                 8.       Shared Dispositive Power:           425,626

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 4,414,726

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9:  22.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions):  IN





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ITEM 1.

         (a)     Name of Issuer:

                          Hugoton Energy Corporation

         (b)     Address of Issuer's Principal Executive Offices:

                          301 North Main Street, Suite 1900
                          Wichita, Kansas  67202

ITEM 2.

         (a)     Name of Person Filing:

                          Floyd C. Wilson

         (b)     Address of Principal Business Office or, if None, Residence:

                          301 North Main Street, Suite 1900
                          Wichita, Kansas  67202

         (c)     Citizenship:

                          United States

         (d)     Title of Class of Securities:

                          Common Stock

         (e)     CUSIP Number:

                          444613 10 3

ITEM 3.

                 Not Applicable.

ITEM 4.  OWNERSHIP.

         (a)     Amount Beneficially Owned

                          See Item 9 on Page 2 of the Cover Page





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         (b)     Percent of Class:

                 See Item 11 on Page 2 of the Cover Page

         (c)     Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote
                          See Item 5 on Page 2 of the Cover Page

                 (ii)   Shared power to vote or to direct the vote
                          See Item 6 on Page 2 of the Cover Page

                 (iii)  Sole power to dispose or to direct the disposition of
                          See Item 7 on Page 2 of the Cover Page

                 (iv)   Shared power to dispose or to direct the disposition of
                          See Item 8 on Page 2 of the Cover Page

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                 Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.

ITEM 10. CERTIFICATION.

                 Not Applicable.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         January 21, 1997
                                      -----------------------------------------
                                                      (Date)

                                      /s/  Floyd C. Wilson
                                      -----------------------------------------
                                                    (Signature)

                                      Floyd C. Wilson, Chief Executive Officer,
                                      President, & Chairman of the Board
                                      -----------------------------------------
                                      (Name and Title)





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